Exhibit 99.2

Curaleaf Adds Two New Members to the Board of Directors

Michelle Bodner and Shasheen Shah Bring Cannabis Experience, Leadership Talent and Global Business Expertise to Board

NEW YORK CITY, New York., Dec. 19, 2022 – Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced the addition of two new members to its Board of Directors, effective December 31, 2022.

•	Michelle Bodner is a Wall Street-trained entrepreneur with expertise in operations, real estate and executive coaching. She has delivered advisory services to government agencies, banks, large corporations, non-profits and early and mid-stage companies in multiple disciplines. In 2015, Ms. Bodner was engaged by Curaleaf, Inc. (then, Palliatech, Inc.) as a consultant responsible for the Company’s New York State license application. Since that time, Michelle has held multiple positions at Curaleaf including tenures as Board Member, first Chief Operating Officer, and the President and CEO of Curaleaf’s New York and Florida operations. Michelle is a member of the advisory board of Treehouse Global Ventures and was named one of the 2019 CBE Power Women in Cannabis. Prior to joining the cannabis industry, Michelle’s former positions include Chief Operating Officer of the New York City Opera, Director of Project Development for the Empire State Development Corporation, and Strategic Consultant for Women's World Banking.

•	Shasheen Shah, CEO of Coherent Strategies Consulting and Coaching, is a leadership development coach and trusted advisor to global executives and organizations. He helps develop high-performance teams achieve successful business outcomes and navigate the personal challenges that go hand in hand with the journey. He has worked with executives from Credit Suisse, Goldman Sachs, Barclays, Tesla, ButcherBox, and LinkedIn, among others. He is the author of the Kid and the King: The Hidden Inner Struggle High Achievers Must Conquer to Reignite and Re-engage with Life. Shasheen holds a BA in Philosophy from Colgate University and is presently a candidate for a MA in Clinical Psychology from Antioch University.

“I am thrilled to welcome Michelle and Shasheen to the Curaleaf board of directors to deepen our bench and add talent to our board, as we further develop governance. Michelle is a seasoned entrepreneur and savvy advisor in the financial services, government, real estate and cannabis spaces and delivered impressive results for Curaleaf in our early days. She will be a valued and strategic voice as we move into our 2023 plan and beyond,” said Executive Chairman Boris Jordan. “Shasheen is a talented executive coach and progressive thinker who has delivered breakthrough results to global business leaders for 20 years. I know that his business insights, approach to leadership culture and unique perspective will be instrumental in guiding the board and our company forward in its next evolution of growth.”

Mr. Shah and Ms. Bodner were appointed by the Board of Directors to serve until the next Annual General Shareholders Meeting of the Company, at which the shareholders will vote on the constitution of the Board of Directors going forward. The Company’s Board of Directors now consists of eight members total. Mr. Shah joins the Board as an independent director, which brings the total of independent directors on the Board to four.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 21 states with 144 dispensaries, 29 cultivation sites, and employs nearly 6,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performances. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning new members of Curaleaf’s Board of Directors. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com and EDGAR profile at www.sec.gov, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com